August 12, 2025

Jeffrey Likosar
President and Chief Financial Officer
ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

        Re: ADT Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-38352
Dear Jeffrey Likosar:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue
Security installation, product, and other, page 57

1. You disclose on page 52 that "beginning in the second quarter of 2024, a growing number of our direct channel new customer adds are outright sales in connection with the national launch of our new ADT+ platform" and attribute the majority of the growth in your 'Security, product, and other revenue' to the transition to the ADT+
       platform. Please enhance your disclosure to describe any known trends that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, your ADT+
       platform is compatible with Google Nest products which appears to have driven more products sales and installations under the customer-owned equipment model. Refer to
       Item 303(b)(2)(ii) of Regulation S-K.
 August 12, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services